Exhibit 99.2

ATIF Holdings Limited Announces Entry of Sale and Purchase Agreement Regarding Issued Shares of Leaping Group Co., Ltd

Shenzhen, China, January 19, 2021 (GLOBE NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a company providing business consulting and multimedia services in Asia and North America, today announced that it entered into the Sale and Purchase Agreement regarding issued shares of Leaping Group Co., Ltd. for the disposition of Leaping Group Co., Ltd. (“Leaping”)

Due to the continued impact of COVID-19 in China, the Company believes that it will take longer and additional capital for traditional entertainment and cinemas business like Leaping to recover. As previously announced, the Company has moved its headquarter in California and is transitioning to its new business model covering three major sectors: asset management, investment holding and media services. The management of the Company believes that the Company no longer has synergy with Leaping with its cinema advertising and cinema operation business. The Company and the management of Leaping also have different view of Leaping’s future business direction.

On January 14, 2021, the Company entered into the Sale and Purchase Agreement Regarding Issued Shares of Leaping Group Co., Ltd. (the Agreement”) with the substantial shareholders of Leaping, Jiang Bo, Jiang Tao and Wang Di (collectively the “Buyer”). Pursuant to the Agreement, the Company will sell 10,217,230 ordinary shares of Leaping in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers, and (ii) payment by the Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. After completion of the transaction, the Company shall no longer hold any shares of Leaping and Leaping shall no longer be subsidiary of ATIF.

About ATIF Holdings Limited

Headquartered in Los Angeles, California, ATIF Holdings Limited ("ATIF") is a holding group with asset management, investment holding and media services sectors and provide business consulting services to small and medium-sized enterprises in Asia and North America, including going public consulting services, international business planning and consulting services, and financial media services. ATIF operates an internet-based financial consulting service platform IPOEX.com, which provides prestige membership services including online capital market information, pre-IPO education and matchmaking services between SMEs and financing institutions. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to continue to operate through our VIE structure; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; and other factors listed in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

For more information, please contact Investor Relations at:

EverGreen Consulting Inc.

Janice Wang

+86-13811768559

+1-908-510-2351

IR@changqingconsulting.com